

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 17, 2022

Brett Asnas
Chief Financial Officer
Safehold Inc.
1114 Avenue of the Americas, 39th Floor
New York, NY 10036

> **Re: Safehold Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 15, 2022**
> **File No. 001-38122**

Dear Mr. Asnas:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Sincerely,

    Division of Corporation Finance
    Office of Real Estate & Construction